EXHIBIT 99.2

Interim Financial Statements of

(Unaudited)

Acasti pharma inc.

Three-month and six-month periods ended August 31, 2016 and 2015

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

Acasti pharma inc.

Interim Financial Statements

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

Acasti Pharma inc.

Interim Statements of Financial Position

(Unaudited)

As at August 31, 2016 and February 29, 2016

	August 31,	February 29,
	2016	2016

Assets

Current assets:
Cash	$2,892,470	$3,026,943
Short-term investments	4,231,584	7,443,115
Restricted short-term investment (note 10 (b))	1,000,000	–
Trade and other receivables	60,741	337,603
Tax credits receivable	108,045	61,210
Prepaid expenses	236,464	456,539
	8,529,304	11,325,410

Restricted short-term investment (note 10 (b))	–	2,000,000
Equipment (note 9)	1,278,955	287,136
Intangible asset	13,743,362	14,904,776

Total assets	$23,551,621	$28,517,322

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,360,620	$1,125,977
Payable to parent corporation (note 10 (d))	121,679	14,936
	1,482,299	1,140,913

Derivative warrant liabilities (notes 4 and 11)	58,071	156,377
Total liabilities	1,540,370	1,297,290

Equity:
Share capital (note 4)	61,972,841	61,972,841
Contributed surplus	5,149,450	4,874,727
Deficit	(45,111,040)	(39,627,536)
Total equity	22,011,251	27,220,032

Commitments and contingency (note 9)

Total liabilities and equity	$23,551,621	$28,517,322

See accompanying notes to unaudited interim financial statements.

1

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Revenue from sales	$3,651	$6,999	$6,539	$12,153
Cost of sales	–	(2,334)	–	(4,989)
Gross profit	3,651	4,665	6,539	7,164

Research and development expenses, net of tax credits of $23,418 and $46,835 (2015 - $15,912 and $28,912)	(1,597,723)	(1,662,008)	(3,993,008)	(3,642,291)
General and administrative expenses	(856,396)	(502,707)	(1,422,392)	(1,134,004)
Loss from operating activities	(2,450,468)	(2,160,050)	(5,408,861)	(4,769,131)

Finance income (note 5)	57,418	896,794	105,970	918,139
Finance costs (note 5)	(2,462)	(1,028)	(278,919)	(87,440)
Change in fair value of warrant liabilities (note 11)	65,567	23,679	98,306	1,732,081
Net finance income (cost)	120,523	919,445	(74,643)	2,562,780

Net loss and total comprehensive loss for the period	$(2,329,945)	$(1,240,605)	$(5,483,504)	$(2,206,351)

Basic and diluted loss per share	$(0.22)	$(0.12)	$(0.51)	$(0.21)

Weighted average number of shares outstanding	10,712,038	10,655,048	10,712,038	10,647,655

See accompanying notes to unaudited interim financial statements.

2

Acasti pharma INC.

Interim Statements of Changes in Equity

(Unaudited)

Six-month periods ended August 31, 2016 and 2015

	Share capital		Contributed
	Number	Dollars	surplus	Deficit	Total

Balance, February 29, 2016	10,712,038	$61,972,841	$4,874,727	$(39,627,536)	$27,220,032

Net loss and total comprehensive loss for the period	–	–	–	(5,483,504)	(5,483,504)
	10,712,038	61,972,841	4,874,727	(45,111,040)	21,736,528

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 7)	–	–	274,723	–	274,723
Total contributions by and distribution to equity holders	–	–	274,723	–	274,723

Balance at August 31, 2016	10,712,038	$61,972,841	$5,149,450	$(45,111,040)	$22,011,251

	Share capital			Contributed
	Number		Dollars	surplus	Deficit	Total

Balance, February 28, 2015	10,644,440	(1)	$61,627,743	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive loss for the period	–		–	–	(2,206,351)	(2,206,351)
	10,644,440		61,627,743	4,911,381	(35,517,156)	31,021,968

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 7)	–		–	157,063	–	157,063
Share options exercised (note 7)	250		625	–	–	625
RSUs released	16,973		231,923	(231,923)	–	–
Total contributions by and distribution to equity holders	17,223		232,548	(74,860)	–	157,688

Balance at August 31, 2015	10,661,663		$61,860,291	$4,836,521	$(35,517,156)	$31,179,656

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 4.

See accompanying notes to unaudited interim financial statements.

3

ACASTI PHARMA INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Cash flows from operating activities:
Net loss for the period	$(2,329,945)	$(1,240,605)	$(5,483,504)	$(2,206,351)
Adjustments:
Depreciation of equipment	33,579	11,416	61,508	15,665
Amortization of intangible asset	580,707	583,193	1,161,414	1,166,789
Stock-based compensation	210,383	81,430	274,723	157,063
Net finance (income) cost	(120,523)	(919,445)	74,643	(2,562,780)
Realized foreign exchange gain	26,467	15,344	52,650	12,486
	(1,599,332)	(1,468,667)	(3,858,566)	(3,417,128)

Changes in non-cash operating items (note 8)	687,378	(820,645)	874,630	163,323
Net cash used in operating activities	(911,954)	(2,289,312)	(2,983,936)	(3,253,805)

Cash flows from investing activities:
Interest received	10,596	80,412	22,104	92,300
Acquisition of equipment	(541,783)	(14,554)	(1,053,327)	(143,326)
Addition of intangible assets	–	(37,325)	–	(37,325)
Acquisition of short-term investments	(903,030)	(2,512,000)	(9,265,623)	(2,512,000)
Maturity of short-term investments	3,833,860	6,083,700	13,212,090	7,083,700
Net cash from investing activities	2,399,643	3,600,233	2,915,244	4,483,349

Cash flows used in financing activities:
Proceeds from exercise of options	–	625	–	625
Interest paid	(2,462)	(1,028)	(15,115)	(1,991)
Net cash used in financing activities	(2,462)	(403)	(15,115)	(1,366)

Foreign exchange gain (loss) on cash held in foreign currencies	16,625	69,912	(50,666)	66,523
Net increase (decrease) in cash	1,501,852	1,380,430	(134,473)	1,294,701

Cash, beginning of period	1,390,618	1,224,827	3,026,943	1,310,556

Cash, end of period	$2,892,470	$2,605,257	$2,892,470	$2,605,257

See accompanying notes to unaudited interim financial statements.

4

acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and Biodroga Nutraceuticals Inc., a sister corporation, are collectively referred to as the “Group”. Beginning in fiscal 2017, the Corporation’s fiscal year will end on March 31 of each year. As a result, fiscal 2017 will be a transition year, and will include 13 months of operations, beginning on March 1, 2016 and ending on March 31, 2017.

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets. In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The royalty-free license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets.

Operations essentially consist of the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of common shares, proceeds from exercises of warrants, rights and options, research grants and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

Refer to note 2 for the basis of preparation of the financial statements.

2.	Basis of preparation
(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. These interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 29, 2016.

The financial statements were authorized for issue by the Board of Directors on October 11, 2016.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at August 31, 2016, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation plans to raise additional funds or find a strategic partner and rely on the continued support of Neptune to pursue its operations in terms of general and administrative shared services. The continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds, find a strategic partner or does not receive the continued support from its parent, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Management has reasonable expectation that the Corporation will be able to meet the above-mentioned objectives.

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acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

2.	Basis of preparation (continued):
(b)	Going concern (continued):

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 7); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 11).

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 11) and stock-based compensation (note 7).

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

6

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 29, 2016.

New standards and interpretations not yet adopted:

(i)  Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

(ii)  Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 2, and does not intend to early adopt IFRS 2 in its financial statements.

4.	Capital and other components of equity:
(a)	Share capital:

All share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the reverse split that occurred on October 15, 2015, as described below:

On October 15, 2015, the Corporation proceeded with the following transactions affecting its capital structure:

•	The Corporation consolidated all classes of its capital stock on a 10:1 basis.

•	The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

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acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

4.	Capital and other components of equity (continued):

(b)	Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2016 and February 29, 2016:

		August 31,		February 29,
		2016		2016
	Number		Number
	outstanding	Amount	outstanding	Amount
Liability
Series 8 Public offering warrants 2014 (note 11) (i)	18,400,000	$58,071	18,400,000	$156,377

Equity
Private placement warrants
Series 9 Private placement warrants 2014 (ii)	161,654	$–	161,654	$–

(i)	In order to obtain one share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

5.	Finance income and finance costs:

(a)	Finance income:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Interest income	$47,239	$7,170	$105,970	$28,515
Foreign exchange gain	10,179	889,624	–	889,624
	$57,418	$896,794	$105,970	$918,139

(b)	Finance costs:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Interest and bank charges	$(2,462)	$(1,028)	$(14,660)	$(1,991)
Foreign exchange loss	–	–	(264,259)	(85,449)
	$(2,462)	$(1,028)	$(278,919)	$(87,440)

8

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

6.	Change in classification:

During the three-month and six-month periods ended August 31, 2016, the Corporation modified the Statements of Earnings and Comprehensive Loss classification on amortization expense of equipment and intangible assets as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of these expenses. Comparative amounts in the Statements of Earnings and Comprehensive Loss were reclassified for consistency, which resulted in $546,266 and $1,180,026 being reclassified for the three-month and six-month periods ended August 31, 2015, from “general and administrative expenses” to “research and development expenses.”

Since the amounts are reclassifications within the operating activities in the Statement of Earnings and Comprehensive Loss, this reclassification did not have any effect on the statements of financial position.

7.	Share-based payment:

At August 31, 2016 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of Class A shares that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is authorized to grant such number of options under the stock option plan that could result in a number of Class A shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted.

Activities within the plan are detailed as follows:

		August 31, 2016		August 31, 2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2016 and 2015	$13.52	454,151	$15.33	429,625
Granted	1.72	835,400	4.65	109,188
Exercised	–	–	2.50	(250)
Forfeited	14.13	(128,750)	15.72	(16,000)
Expired	14.65	(123,000)	21.00	(5,000)
Outstanding at August 31, 2016 and 2015	$3.81	1,037,801	$13.02	517,563

Exercisable at August 31, 2016 and 2015	$11.92	197,845	$15.70	367,439

9

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

7.	Share-based payment (continued):
(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the six-month periods ended:

	Six-month	Six-month
	period ended	period ended
	August 31, 2016	August 31, 2015

Exercise price	$1.72	$4.65
Share price	$1.72	$4.65
Dividend	–	–
Risk-free interest	0.70%	0.66%
Estimated life	4.38 years	4.20 years
Expected volatility	124.66%	65.63%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2016 was $1.42 (2015 - $2.14) and no options were granted to non-employees. For the three-month and six-month periods ended August 31, 2016, the Corporation recognized stock-based compensation under this plan in the amount of $210,383 and $274,723, respectively (2015 - $40,939 and $83,752).

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants. The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. There are no awards outstanding as of August 31, 2016 (2015 - 1,125) and no stock-based compensation was recognized for the three-month and six-month periods ended August 31, 2016 (2015 - $37,435 and $64,388).

8.	Supplemental cash flow disclosure:
(a)	Changes in non-cash operating items:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Trade and other receivables	$79,271	$77,543	$276,862	$189,990
Tax credits receivable	(23,418)	(15,912)	(46,835)	255,160
Inventories	–	4,063	–	8,482
Prepaid expenses	589,903	51,793	220,075	155,871
Trade and other payables	(120,784)	(107,501)	234,643	(49,232)
Receivable from/payable to parent corporation	162,406	(830,631)	189,885	(396,948)
Changes in non-cash operating items	$687,378	$(820,645)	$874,630	$163,323

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acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

8.	Supplemental cash flow disclosure (continued):
(b)	Non-cash transactions:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Intangible assets included in trade and other payables	$–	$46,319	$–	$46,319
Interest receivable included in payable to parent corporation	83,142	–	37,896	–

9.	Commitments and contingency:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that are planned to be conducted over the next 18-month period for a total cost of $5,141,043, of which an amount of $2,846,176 has been paid to date. As at August 31, 2016, an amount of $695,503 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has also entered into a contract to purchase production equipment for a total cost of $2,589,083 to be used in the manufacturing of the clinical and future commercial supply of CaPre®. As at August 31, 2016, an amount of $942,729 has been paid in relation to this equipment.

Contingency:

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments from the group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

10.	Related parties:
(a)	Administrative and research and development expenses:

During the three-month and six-month periods ended August 31, 2016 and 2015, the Corporation was charged by Neptune for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Research and development expenses	$9,158	$–	$9,158	$346,549
General and administrative expenses	132,096	211,671	257,807	412,744
	$141,254	$211,671	$266,965	$759,293

11

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

10.	Related parties (continued):
(a)	Administrative and research and development expenses (continued):

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million to partly guarantee the financing for the said transaction (“Pledge Agreement”). Consequently, the corresponding amount shall be considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. On July 15, 2016, Neptune reduced the restricted short-term investment to $1 million. The Corporation recognized interest revenue in the amount of $38,166 and $83,412 during the three-month and six-month periods ended August 31, 2016, respectively.

The pledged amount was fully released by Neptune on September 20, 2016.

(c)	Revenue from royalties:

On January 7, 2016, the Corporation entered into an initial three-year, non-exclusive licensing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales. No revenue from royalties has been recognized during the three-month and six-month periods ended August 31, 2016.

(d)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(e)	Commitment with the parent corporation:

The Corporation has signed a purchase order with the parent company for research and development supplies totalling $112,500, which should be delivered during the third quarter.

(f)	Key management personnel compensation:

The key management personnel are the officers of the Corporation, the members of the Board of Directors of the Corporation and of the parent company. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2016 and 2015:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2016	2015	2016	2015

Short-term benefits	$285,922	$144,865	$557,240	$295,323
Severance	–	–	–	102,900
Share-based compensation costs	197,749	29,946	244,052	94,545
	$483,671	$174,811	$801,292	$492,768

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acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

11.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs.

The fair value of the derivative warrant liabilities was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	August 31, 2016	February 29, 2016

Exercise price (1)	US $1.50	US $1.50
Share price	US $1.33	US $1.50
Dividend	–	–
Risk-free interest	0.82%	0.87%
Estimated life	2.26 years	2.76 years
Expected volatility	75.97%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.03 per share issuable as at August 31, 2016 ($0.09 per warrant as at February 29, 2016).

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $28,708 or a gain of $21,903, respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the six-month periods ended August 31, 2016 and 2015 is presented in the following table:

	August 31, 2016	August 31, 2015

Balance – beginning of period	$156,377	$2,357,408
Change in fair value of derivative warrant liabilities	(98,306)	(1,732,081)
Balance – end of period	$58,071	$625,327

For the three-month period ended August 31, 2016, the change in fair value of the derivative warrant liabilities was a loss of $65,566 (2015 – $23,679).

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acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

11.	Determination of fair values (continued):

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

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